

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

<u>Via E-mail</u>
Mark Wentura
President and Chief Executive Officer
Iron Horse Clothing Corporation
1012 Main Street, Suite 104
Ramona, CA 92065

> **Re:** **Iron Horse Clothing Corporation**
> **Current Report on Form 8-K**
> **Amendment No. 1 filed December 3, 2013**
> **Form 10-Q for the quarter ended September 30, 2013**
> **Filed December 3, 2013**
> **File No. 333-183011**

Dear Mr. Wentura:

We issued comments on the above captioned filings on January 2, 2014. On March 31, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

> Sincerely,
>
> /s/ James Lopez (for)
>
> John Reynolds
> Assistant Director